NO ACT DC PE 3-25-09

Act: 1934
Section: 16(d)
Rule:
Public Availability: 3/27/2009

[redacted]

09011545

March 27, 2009

Received SEC

MAR 27 2009

Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Minrad International, Inc.
Incoming letter dated March 25, 2009

Based on the facts presented, the Division will not object if Minrad stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2008. In reaching this position, we note that Minrad has either withdrawn or filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-3 and Form S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Minrad will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2008.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mark F. Vilardo
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2009

Mail Stop 3010

L. Hunter Rost, Jr.
Waller Lansden Dortch & Davis, LLP
Nashville City Center
511 Union Street, Suite 2700
Nashville, Tennessee 37219-8966

Re: Minrad International, Inc.

Dear Mr. Rost:

In regard to your letter of March 25, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

WALLER LANSDEN DORTCH & DAVIS, LLP

Nashville City Center
511 Union Street, Suite 2700
Nashville, Tennessee 37219-8966
(615) 244-6380
Fax: (615) 244-6804
www.wallerlaw.com

1901 SIXTH AVENUE NORTH, SUITE 1400
BIRMINGHAM, ALABAMA 35203-2623
(205) 214-6380

333 SOUTH GRAND AVENUE, SUITE 1800
LOS ANGELES, CALIFORNIA 90071
(213) 362-3680

L. Hunter Rost, Jr.
(615) 850-8958
hunter.rost@wallerlaw.com

Securities Exchange Act of 1934, Section 15(d); Rule 12h-3(c)

March 25, 2009

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Minrad International, Inc. (Commission File No. 001-32666)

Ladies and Gentlemen:

We are writing on behalf of Minrad International, Inc., a Delaware corporation (the "Company"), to request that a no-action letter be issued advising us that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") concurs in the Company's view that the circumstances described below would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to terminate the registration of the Company's common stock under Section 12(g) of the Exchange Act and to suspend immediately the Company's reporting obligations under Section 15(d) of the Exchange Act to file all reports required by Section 13(a) of the Exchange Act. Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to complete the filing of a Form 15 prior to the filing deadline for its Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Form 10-K").

Background

The Company was originally incorporated on June 21, 1972 in the state of Utah under the name Loadmatic Corporation, and subsequently changed its name to Technology Acquisition Corporation in July 2000. On December 16, 2004, the Company effected a reverse subsidiary merger of a wholly-owned subsidiary into Minrad, Inc. and reincorporated in Delaware under the name Minrad International, Inc.

On December 22, 2008, the Company, Piramal Healthcare, Inc. ("Piramal U.S."), Mayflower Acquisition Corp., a wholly-owned subsidiary of Piramal U.S., and Piramal Healthcare Limited, an Indian public limited company and the sole stockholder of Piramal U.S. ("Piramal Healthcare"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provided, among other things, for the merger of Mayflower Acquisition Corp. with and into the Company, with the Company as the surviving entity (the "Merger"). Mayflower Acquisition Corp. was formed for the sole purpose of entering into the Merger Agreement and effecting the Merger with the Company.

As of January 27, 2009, the Company had outstanding 49,302,462 shares of common stock, par value $0.01 per share ("Common Stock"), held by approximately 2,500 stockholders of record. As of the effective date of the Merger, the Company also had outstanding stock purchase warrants to purchase an aggregate of 5,467,585 shares of Common Stock at exercise prices ranging from $0.75 to $2.25 per share (the "Warrants") and options granted under the Company's 2004 Stock Option Plan (the "2004 Stock Option Plan") to purchase an aggregate of 1,149,750 shares of Common Stock at exercise prices ranging from $1.40 to $6.90 per share (the "Options").

Immediately following the affirmative vote of the Company's stockholders approving the Merger Agreement at a special meeting on February 27, 2009, a certificate of merger was filed with the Delaware Secretary of State to effect the Merger. As a result of the Merger, each then outstanding share Common Stock was converted automatically into the right to receive $0.12 per share in cash and the Company became a wholly-owned subsidiary of Piramal U.S. None of Piramal U.S., Piramal Healthcare nor Mayflower Acquisition Corp. is currently, nor ever has been, subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act. Under applicable provisions of Delaware law, the Company's stockholders had the right to dissent from the Merger and assert appraisal rights. No stockholders of the Company asserted appraisal rights in connection with the Merger.

Neither the 2004 Stock Option Plan nor the Options contain a provision that could have caused the automatic cancellation of the Options in connection with the Merger. Prior to completing the Merger, certain option holders consented to the cancellation their options. At the date of this letter, 40 persons hold Options to purchase an aggregate 1,041,750 shares of Common Stock, of which the lowest Option exercise price is $1.40 per share, substantially in excess of the Merger cash consideration of $.12 per share. Following the Merger, as required under the terms of the 2004 Stock Option Plan, the Company's board of directors took action to adjust the exercise price and the number of shares of Common Stock for which the Options could be exercised to reflect the resulting change in capitalization of the Company. As a result of such adjustment, all of the outstanding Options, in the aggregate, now represent the right to purchase 2.11 shares of Common Stock and no Options permit any individual Option holder to purchase, in the aggregate, more than a fraction of one share. Pursuant to Section 155 of the Delaware General Corporation Law and the Company's bylaws, the Company is not obligated to issue fractional shares and may issue the fair value in cash in lieu thereof. Therefore, the Company will not be required, and the board of directors of the Company does not intend, to issue any shares of Common Stock under any outstanding Options after the effective date of the Merger.

Similarly, many of the outstanding Warrants did not contain a provision causing the automatic cancellation of the Warrants in connection with the Merger. At the date of this letter, there are 26 warrant holders of Warrants to purchase an aggregate of 2,257,873 shares (of which warrants to purchase 650,868 shares will expire on March 28, 2009). The terms of each outstanding Warrant provide that in the event of a merger or other transaction in which securities of the Company are exchanged or converted into the right to receive shares or other property (including cash), each Warrant will become exercisable for the right to receive the consideration that a holder of the Warrant would have received if such holder had exercised the Warrant immediately prior to the merger. Therefore, as a result of the Merger, each of the Company's outstanding Warrants by their terms became exercisable solely for the right to receive, in exchange for the exercise price provided therein, the cash consideration paid in the Merger.

Additionally, on May 6, 2008, the Company issued an aggregate of $40,000,000 principal amount of its Senior Secured Convertible Notes (the "Senior Notes") to a total of seven investors in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Senior Notes were convertible into shares of Common Stock in certain circumstances at a conversion price of $2.65 per share. In connection with the Merger, Piramal U.S. purchased all of the outstanding Senior Notes from the holders of such notes. Piramal U.S. is the sole holder of the Senior Notes and is in process of amending the Senior Notes to, among other things, eliminate the right to convert the Senior Notes into Common Stock.

Other than the Common Stock, the Options, Warrants and Senior Notes described above, the Company has no other classes of equity or debt securities outstanding.

Effective Registration Statements

At the effective date of the Merger, the Company had on file with the SEC the following registration statements under which securities remained available for issuance (collectively, the "Registration Statements"):

Pre-2008 Registration Statements

- A Form S-8 (No. 333-124470), filed on April 29, 2005 and immediately effective upon filing, registering the issuance of shares of the Company's Common Stock upon the exercise of Options granted under the Company's 2004 Stock Option Plan. A post-effective amendment to the Form S-8 deregistering all unsold shares was filed on March 6, 2009 and was immediately effective.

- A Form S-3 (No. 333-126359), originally filed on Form SB-2 on July 1, 2005 and declared effective on October 3, 2005, registering, as amended, the resale of shares of the Company's Common Stock issuable from time to time by certain shareholders of the Company. A post-effective amendment to the Form S-3 deregistering all unsold shares was filed on March 6, 2009 and was declared effective by the Staff on March 9, 2009.

- A Form S-3 (No. 333-139903), originally filed on January 10, 2007 and declared effective May 9, 2007, registering (i) the resale of shares of the Company's Common Stock by certain selling shareholders and (ii) shares of Common Stock issuable upon the exercise of certain of the Warrants. As discussed above, as a result of the Merger, all of the Company's outstanding Warrants converted by their terms into the right to receive the per-share cash merger consideration upon exercise. A post-effective amendment to the Form S-3 deregistering all unsold shares was filed on March 6, 2009 and was declared effective by the Staff on March 9, 2009.

2008 Registration Statements

- A Form S-3 (No. 333-150352), filed April 21, 2008 (subsequent to the filing of the Company's Form 10-K on March 31, 2008) and declared effective May 6, 2008, registering the issuance and resale of shares of the Company's Common Stock issuable upon the exercise of certain of the Warrants. No shares were ever issued pursuant to this registration statement, and as discussed above, as a result of the Merger all of the Company's outstanding Warrants converted by their terms into the right to receive the per-share cash merger consideration upon exercise. The Company submitted an application under Rule 477 under the Exchange Act for withdrawal of the Form S-3 on March 6, 2009, which the Staff consented to on March 9, 2009.

- A Form S-3 (No. 333-151472), filed June 6, 2008 (subsequent to the filing of the Company's Form 10-K on March 31, 2008) and declared effective September 2, 2008, registering the issuance and resale of shares of the Company's Common Stock issuable upon the conversion of the Senior Notes. All of the outstanding Senior Notes were purchased by Piramal U.S. in connection with the Merger. No shares were ever issued pursuant to this registration statement. The Company submitted an application under Rule 477 under the Exchange Act for withdrawal of the Form S-3 on March 6, 2009, which the Staff consented to on March 9, 2009.

Exchange Act Reporting Obligations

The Company's Exchange Act reporting obligations originated under Section 12(g) of the Exchange Act upon the filing of a Registration Statement on Form 10-SB on February 20, 2002 by its predecessor entity, Technology Acquisition Corporation, with respect to the registration of the Common Stock. On November 4, 2005, the Company's Common Stock was approved for listing on the American Stock Exchange (now NYSE Alternext, symbol: BUF) and the Company filed a Registration Statement on Form 8-A to register the Common Stock under Section 12(b) of the Exchange Act. Other than the Common Stock, the Company does not have any class of securities that is registered under Section 12 of the Exchange Act or is subject to a reporting obligation under Section 15(d) of the Exchange Act.

With respect to the Section 12(b) registration of the Common Stock, on March 2, 2009, under Exchange Act Rule 12d2-2(a), NYSE Alternext filed with the SEC an application on Form 25 to (1) terminate the exchange listing for the Company's Common Stock, (2) suspend the Company's obligation to file reports under Section 13(a) of the Exchange Act, and (3) terminate the registration of the Common Stock under Section 12(b) of the Exchange Act. The Form 25 became effective on March 12, 2009 and the Company's obligation to file periodic reports under Section 13(a) of the Exchange Act was suspended as of such date as provided in Exchange Act Rule 12d2-2(d)(5). However, pursuant to Rule 12d-2(d)(6), the Company's reporting obligations under Section 13(a) of the Exchange Act continue by virtue of the revived registration of the Company's Common Stock under Section 12(g) of the Exchange Act.

With respect to the Section 12(g) registration of the Common Stock, the Company meets the requirements of Rule 12g-4 under the Exchange Act, and therefore, the Company is eligible to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act.

The Company intends to file a Form 15 to terminate, pursuant to Rule 12g-4(a)(1), its registration under Section 12(g) of the Exchange Act and suspend, pursuant to Rule 12h-3(b)(1)(i), its reporting obligations under Section 15(d) of the Exchange Act. The Company will file such Form 15 only after obtaining the relief sought by this letter but on or before the due date of the Company's 2008 Form 10-K.[1]

Discussion

Under Rule 12h-3, the duty of an issuer under Section 15(d) to file reports required by Section 13(a) of the Exchange Act may be suspended immediately upon filing the certification on Form 15 if certain conditions are met: the issuer has filed all reports required under Section 13(a) for the three years and the portion of the current calendar year preceding the filing of the Form 15, and the class of the issuer's securities to be deregistered is held of record by fewer than 300 persons.

But for the provision of paragraph (c) of Rule 12h-3, the Company would meet the requirements of Rule 12h-3 to suspend its duty under Section 15(d) of the Exchange Act to file reports required by Section 13(a). Rule 12h-3(c) provides that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act, or is required to be updated for purposes of Section 10(a)(3) thereof. Because the Company had two Registration Statements declared effective during 2008 and because each pre-2008 Registration Statement was automatically updated for purposes of Section 10(a)(3) upon the Company's filing of its Form 10-K for the year ended December 31, 2007, the Company is prevented under Rule 12h-3(c) from suspending its remaining reporting obligation for 2008, which is the 2008 Form 10-K, without the relief sought in this letter.

We respectfully submit that the Company should be able to rely on Rule 12h-3 to suspend its duty to file periodic reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons: (i) the Company meets the requirements of Rule 12h-3(a) and (b)(i), (ii) Section 15(d)'s purpose of providing current information to purchasers of registered securities is not relevant in the present circumstances because there are no public holders of the Company securities at all, now or as of the due date of the 2008 Form 10-K, (iii) any benefit of continuing to require the Company to file periodic reports does not outweigh the burdens of making such filings, and (iv) the SEC has frequently recognized in situations similar to the present one that a literal reading of Rule 12h-3(c) is not warranted.

The Company meets all requirements of Rule 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a). The Company has filed all reports required by Sections 13(a) and 15(d) for fiscal years ended December 31, 2006, 2007 and 2008 and the interim period of its fiscal year ended December 31, 2009, including all current Reports on Form 8-K. The Company further represents that, as of the date that the Form 15 to suspend its reporting obligations under Section 15(d) pursuant to Rule 12h-3 is expected to be filed, the Company will have filed all

[1] The Company's 2008 Form 10-K must be filed with the SEC on or before March 31, 2009.

reports required by Sections 13(a) or 15(d). In addition, the Company's Common Stock, which is the class of securities the Company would seek to deregister from Section 12(g) registration under Rule 12g-4 and suspend its Section 15(d) reporting obligations under Rule 12h-3, is currently held by fewer than 300 persons.

The SEC has frequently recognized in similar situations that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations. The SEC has stated that the purpose of Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in ... [a] registered offering ..." and that this limitation "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983).

These policy concerns are not at issue in the present situation because there are no public holders of the Company's Common Stock or other securities following the Merger. As a result of the Merger, each outstanding share of the Company's Common Stock held by the public was converted into the right to receive the per share cash merger consideration, and Piramal U.S. became the sole shareholder of the Company. The outstanding Warrants, by their terms, are no longer exercisable for shares of Common Stock, but are exercisable solely for the right to receive the cash merger consideration. Although there are 40 holders of outstanding, unexercised Options, the exercise prices under the Options are substantially in excess of the cash merger consideration of $0.12 per share and it is extremely unlikely that any of the Options will be exercised prior to their expiration. As previously discussed, none of the outstanding Options represent the right to purchase, in the aggregate, more than a fraction of one share and the Company's board of directors has agreed to satisfy the exercise, if any, of any Options by paying the fair value of such fractional shares in cash as permitted by Delaware law and the Company's bylaws. Thus, in effect, the Options are no longer exercisable for shares of Common Stock, but are now exercisable solely for the right to receive cash (when and if the fair value of the Common Stock exceeds the exercise price in the Options). The Company has now terminated the 2004 Stock Option Plan and has no further plans for again making shares of Common Stock available for purchase under any compensatory benefit plan or otherwise.

Additionally, as previously discussed, the Company has filed (before the due date of the 2008 Form 10-K) post-effective amendments to all of the pre-2008 Registration Statements to deregister any securities that remained unsold, and has withdrawn both of the 2008 Registration Statements because no shares of the Company Common Stock were ever issued pursuant to those registration statements. Accordingly, no shares may hereafter be sold pursuant to any of the Registration Statements and the protection of Section 15(d) is no longer necessary for any potential purchasers.

The Company does not believe that the existence of outstanding Options under the circumstances described above presents any unique concerns with respect to the investor protection policy behind Section 15(d) of the Exchange Act. Even if fractional shares of Common Stock were to be issued upon the exercise of any of the outstanding Options, the holders of Options will not be disadvantaged by the absence of periodic reports under the Exchange Act. The holders of the Options are current employees of the Company, and as such have access to information about the Company and have the ability to ask questions of management prior to making a decision to exercise of any Options. As employees are terminated or resign, unless the Company's board of directors expressly provides otherwise, their Options will expire 30 days after such employment or affiliation with the Company ceases. Additionally, once the Company is no longer subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act, Rule 701 under the Securities Act would permit the Company to offer and sell securities pursuant to its compensatory benefit plans in compliance with Rule 701. Securities issued under Rule 701 would be restricted securities as defined in Rule 144, as provided by Rule 701(g). Therefore, any shares acquired upon the exercise of such Options could only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption therefrom. The Company notes that the Staff previously has taken the position that the existence of employee stock options to purchase shares of a class of securities for which termination of registration under Section 12(g) of the Exchange Act is sought did not preclude suspension of an issuer's Section 15(d) reporting obligations under Rule 12h-3 where (1) all Form S-8 registration statements relating to such class had been amended to remove any unsold shares from registration, (2) the number of record holders of the Common Stock would be less than 300 if all options were exercised and (3) Rule 701 would be available to the issuer after filing the Form 15. See, e.g., Beverly Hills Bancorp Inc. (available March 13, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); and I.C. Isaacs & Company, Inc. (available August 13, 2008). Although these no-action letters did not involve companies seeking to suspend reporting obligations under Section 15(d) following an acquisition of all previously outstanding shares as is the case with the Company, the Company believes the same reasoning would apply in the present case with respect to the holders of Options following the filing of Form 15.

As the SEC noted in Exchange Act Release No. 34-20263 (October 5, 1983), Rule 12h-3 permits an issuer in the Company's situation to suspend the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." In the present case, the burden and expense to the Company of preparing and filing the 2008 Form 10-K would significantly outweigh any public benefit to be gained by filing such report.

Consistent with this policy rationale, the SEC has granted relief substantially the same as that sought by this letter in numerous prior no action letters involving companies that were acquired during a fiscal year in which they previously had a Securities Act registration statement declared effective. See, e.g., Anheuser-Busch Companies, Inc. (available February 18, 2009); UST, Inc. (available February 18, 2009); EnergySouth, Inc. (available December 11, 2008); ACE*COMM Corporation (available September 26, 2008); Suncom Wireless Holdings, Inc. (available February 29, 2008); Bausch & Lomb Incorporated (available November 6, 2007); DSL.net, Inc (available March 30, 2007); PacifiCare Health Systems, Inc. (available on March 16, 2006); Unocal Corporation (available October 21, 2005); Kerr-McGee (Nevada) LLC (available August 9, 2004); PayPal, Inc. (available November 13, 2002); Reynolds Metals Company (available August 11, 2000); Exxon Mobil Corporation, Mobil Corporation (available February 7, 2000); CoCensys, Inc. (available November 10, 1999). In each of these cases, notwithstanding that a registration statement under the Securities Act had become effective during the fiscal year in question, and, in some cases, that the registrant issued securities during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting obligations under Section 15(d) of the Exchange Act following the acquisition in which it became a wholly-owned subsidiary of another company. In addition, in each of these cases, the Staff granted relief to the acquired company from the obligation to file a separate Annual Report on Form 10-K.

Conclusion

For the reasons discussed above, we respectfully request that the Staff issue a no-action letter advising us that the Staff concurs in the Company's view that the circumstances described in this letter would not preclude the Company from utilizing Rule 12h-3 of the Exchange Act to terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and to suspend immediately the Company's obligations under Section 15(d) of the Exchange Act to file all reports required by Section 13(a) of the Exchange Act, including the suspension of the Company's duty to file the 2008 Form 10-K.

If and when relief is granted by the Staff with respect to the foregoing, the Company will file a Form 15 (designating Rule 12h-3(b)(1)(i) and 12g-4(a)(1) as the appropriate rule provision relied upon to suspend the duty to file reports and to terminate registration under Section 12(g)) on or before the date on which the 2008 Form 10-K is due pursuant to the Exchange Act. Alternatively, we request an exemption pursuant to Section 12(h) of the Exchange Act from any obligation of the Company to file further reports under the Exchange Act upon filing of its Form 15 on the circumstances described in this letter.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

Please direct any questions or comments to the undersigned at (615) 850-8958.

Sincerely yours,

Hunter Rost

cc: Mr. Madhu Nair, Group President - Legal, Piramal Enterprises, Ltd.
Mr. David DiGiacinto, Chief Executive Officer, Minrad International, Inc.
David R. Clay, Esq.